Exhibit 12

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                  The Taubman Realty Group Limited Partnership
               Computation of Ratios of Earnings to Fixed Charges
                    (in thousands of dollars, except ratios)




                                                                                          Year Ended December 31
                                                                          ---------------------------------------------------
                                                                          1992         1993        1994        1995     1996
                                                                          ----         ----        ----        ----      ----
Net Earnings from Continuing Operations                                 $ 62,926     $ 69,326    $ 72,203   $  79,699   $ 84,094
   Add back:
     Fixed charges                                                       149,449       77,230      88,198     110,541    113,480
     Amortization of previously capitalized
      interest (1)                                                         1,798        1,818       2,035       2,185      1,969
     Distributions in excess of equity in net
      income of 25% owned Joint Venture                                      316          298        (100)       (344)       122
   Deduct:
      Capitalized interest (1)                                            (1,719)      (4,316)     (8,899)     (8,651)    (8,869)
                                                                        --------     --------    --------    --------   --------
        Earnings Available for Fixed Charges                            $212,770     $144,356    $153,437    $183,430   $190,796
                                                                        ========     ========    ========    ========   ========

Fixed Charges
   Interest expense GM Loan                                             $ 81,613
   Mortgage notes and other                                               36,041     $ 45,337    $ 47,732   $  65,858    $ 70,454
   Capitalized interest                                                      297        2,640       7,098       6,852       5,682
   Interest portion of rent expense                                        4,465        4,276       4,101       4,762       5,556
   Proportionate share of Joint Ventures' fixed
    charges                                                               27,033       24,977      29,267      33,069      31,788
                                                                        --------     --------    --------     -------    --------

          Total Fixed Charges                                           $149,449     $ 77,230    $ 88,198    $110,541    $113,480
                                                                        ========     ========    ========    ========    ========
Ratio of earnings to fixed charges                                           1.4          1.9         1.7         1.7         1.7




(1)Amounts include TRG's pro rata share of capitalized interest and amortization of previously capitalized interest of the Joint Ventures.

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